GREEN STREAM HOLDINGS, INC.

December 11, 2019

Securities and Exchange Commission

Office of Real Estate & Construction

100 F Street, NE

Washington, DC 20549

Attn: Peter McPhun & Brigitte Lippmann

Re:	Green Stream Holdings Inc.

Offering Statement on Form 1-A

Filed September 27, 2019

File No. 024-11086

Dear Sirs and Mesdames:

Please find below responses to certain questions raised by the staff of the Securities and Exchange Commission in its letter dated October 23, 2019 (the “Comment Letter”) relating to the filing made by Green Stream Holdings Inc. (the “Company”) referenced above.

The Company’s responses are numbered to correspond to your comments. For your convenience, each of the comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath such comment.

Form 1-A filed on September 27, 2019

Risk Factors, page 4

1. We note the broad definition of “Internal Corporate Claims” in Section 6.5 of your bylaws and language identifying a state court located within the state of Wyoming (or, if such court does not have jurisdiction, the United States Court for the District of Wyoming) as the exclusive forum for Internal Corporate Claims. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

In response to the Staff’s comment, the disclosures in the offering circular have been revised to confirm (i) that the forum selection provisions in the Company’s bylaws are intended to apply to actions arising under the Securities Act or Exchange Act, (ii) that there is uncertainty as to whether a court would enforce such provision, and (iii) that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. The provisions of Section 22 of the Securities Act that creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder are also disclosed. The disclosure is made in the form of addition of a risk factor and in its entirety states as follows:

Securities and Exchange Commission

December 11, 2019

Exclusive Selection of Forum in the Bylaws

Our corporate bylaws provide that unless the Corporation consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, all Internal Corporate Claims, as defined in the Bylaws, may be brought solely and exclusively in the District Court, Sheridan County, Wyoming (or, if such court does not have jurisdiction, the United States Court for the District of Wyoming). “Internal Corporate Claims” are defined as claims, including claims in the right of the Corporation, brought by a stockholder (including a beneficial owner) (i) that are based upon a violation of a duty owed by a current or former Director or officer or stockholder in such capacity or (ii) as to which the WCC confers jurisdiction upon the District Court. Please read our bylaws carefully in connection with this risk factor.

Please note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provisions apply to claims arising under the Securities Act and Exchange Act, but there is uncertainty as to whether a court would enforce such provisions in this context.

You will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder. Investors cannot waive compliance with federal securities laws and the rules and regulations thereunder.

The aforementioned forum selection provisions may limit your ability to obtain a favorable judicial forum for disputes with us. Alternatively, if a court were to find these provisions inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition, or results of operations.

Dilution, page 17

2. Please revise your Dilution table in your next amendment as follows:

● Dilution should be calculated based on your net tangible asset value. Please revise to remove the value of restructuring costs and any other intangible assets from your net tangible asset value.

● Please revise the number of shares outstanding to include all shares that would be issued assuming the conversion of the outstanding preferred shares.

In response to the Staff’s comment, the dilution is recalculated in a manner that the value of restructuring costs and any other intangible assets was removed. The number of outstanding shares of preferred stock was added to the number of outstanding shares of common stock on the “as if converted” basis for the purposes of the relevant calculations. To avoid any confusion, all the updated numbers for the purposes of calculation of dilution are presented in the form of a table.

Securities and Exchange Commission

December 11, 2019

Transactions with Related Persons, page 35

3. We note statements here and in the Mutual Release and Settlement Agreement regarding shares being issued to the parties to the agreement. Please advise us whether and how such securities are to be issued in this Regulation A offering. We may have further comment.

In response to the Staff’s comment, we respectfully note as follows.

1.	The Mutual Release and Settlement Agreement referred to in the comment was amended as of October 10, 2019 (the “Amended Settlement”). Our reply in all respects addresses the amended Mutual Release and Settlement Agreement.

2.	The Amended settlement provides as follows:

Issuance of Reg A shares. Each of Paul Khan, (ii) Connie Helwig; (iii) Ken Williams; (iv) Wendy Williams; and (v) Marc Desparois shall be issued that number of shares of the Company’s common stock pursuant to the Company’s Regulation A Offering Circular equal to $40,000 divided by the price per share set forth in the Offering Circular (the “Reg A Shares”). The issuance of the Reg A Shares shall be in exchange for the number of Preferred Shares held by each of the Eagle Oil Parties. If the Reg A shares are not issued and the necessary supporting documentation for their deposit and sale (to a third party) of the Reg A Shares is not provided by March 9, 2020 , the Class B preferred shares, for which the Reg A Shares were exchanged, will be immediately reissued with the exact same designation that existed prior to their exchange with the exception that the redeemable feature shall not apply (“These preferred shares held by any holder under 5% of the total issued and outstanding will be redeemable at the discretion of the company for the lump sum of $100,000 per holder”). In such case, each one of the 5 members of the Eagle Oil Parties shall receive 30,000 Class B preferred shares, that shall be fully paid and non-assessable, by March 10, 2020. In addition, all of the convertible debt previously held by the Eagle Oil Parties that previously had been canceled will be immediately reinstated.”

3.       The Company will issue the shares to the Selling Securityholders following its sales of at least 888,883 shares under this Offering to ensure that the Selling Securityholders’ component cannot exceed 30% of the aggregate Offering.

Securities and Exchange Commission

December 11, 2019

Index to financial statements, page F-1

4. Please provide statements of cash flows and changes in total equity in your next amendment. Additionally, please ensure that unaudited financial statements are labeled as unaudited. Refer to Part F/S of Regulation A.

In response to the Staff’s Comments, the Company provided the requested statements and labeled the financial statements as unaudited.

5. Please revise the notes to your financial statements in your next amendment to discuss the capitalized restructuring charges and other assets as of the balance sheet date. In your response, please tell us what these capitalized restructuring charges represent and how you determined this is appropriately recorded and valued as an asset as of the balance sheet date.

The financial statements and the notes thereto were revised to address the Staff’s comments.

Please call the undersigned at 310-230-0240 if you have any further questions.

Sincerely,

/s/ Madeline Cammarata
Title: President